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                                  LAW OFFICE OF

                                 DANIEL W. SMALL

                                 ATTORNEY AT LAW


ONE BURTON HILLS BOULEVARD                          DANIEL W. SMALL, ESQ.
SUITE 330                                           dsmall@nashvillelaw.net
NASHVILLE, TENNESSEE 37215                          TELEPHONE (615) 252-6000
WEB SITE - www.nashvillelaw.net                     FACSIMILE (615) 252-6001


                                  July 25, 2006

VIA E-MAIL
Ms. Kathryn McHale
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

         RE:      RESPONSES TO COMMENT LETTER DATED JULY 20, 2006
                  MID-AMERICA BANCSHARES, INC.
                  REGISTRATION STATEMENT ON FORM S-4
                  FILED MAY 26, 2006
                  FILE NO. 333-134247

Dear Ms. McHale:

         We have carefully reviewed the comments made by the Staff. Based upon our review of the comments and discussions with the Staff, we respond to the comments as set forth below. We have reproduced the Staff's comments below and, where practicable, we have also included the revised text from the amended filing.

General

The equity accounts of the two banks are different and the exchange ratios do not achieve exact parity.

COMMENT 1.        We note your response to our previous comments 12 and 13
                  and that the exchange rates do not achieve exact parity;
                  however, you have not highlighted the potential risk to investors this might pose. Please revise to discuss the actual risk to investors.

Response:         This paragraph has been substantially revised to address
                  specific risks identified by the issues as follows:

                  The exchange ratios may not achieve exact parity in the economic value to be received by shareholders.

                  The exchange ratios of the two banks were negotiated at arm's length between the parties but almost certainly do not achieve exact economic parity between the banks' shareholders based on any objectively quantifiable number (such as comparative "book value" or "market price"). Each bank's board of directors recognized that achieving exact economic parity would be difficult even though they sought to provide their shareholders with substantially the same economic value as the other bank's shareholders were to receive in the transaction. As as result, they considered a variety of factors, as more fully described in "Background and Reasons for the Share Exchange -- Reasons for the Share Exchange" (starting on page
                  27) and "- Setting the Exchange Ratios" (starting on page 29). Other considerations may be found in the discussion of the "Opinions of Financial Advisors" (beginning on page 31) and elsewhere in this document. Arriving at the exchange ratios was further complicated by the facts that the two banks are relatively new, both having opened for business in 2001, and both having grown rapidly. As a result, there are at least two risks related to agreed upon exchange ratios. First, the exchange ratios probably do not achieve exact parity of economic values for the exchanging shareholders, meaning that it is possible that the shareholders of one of the banks will receive a somewhat greater economic value than the shareholders of the other bank. Second, although the boards of directors of the banks and the Holding Company have determined that a fair value of the shares of Holding Company common stock to be issued in the share exchange, after giving effect to each bank's exchange ratio, is $8.76 per share, there is a risk that investors who are not currently shareholders of the banks will not agree with this valuation and might be unwilling to pay this price for shares of Holding Company common stock issued in the share exchange. See "Market for Holding Company Common Stock and Dividends -- Market Prices" (starting on page 76).

Risk Factors, page 8

The forward looking statements we make in this document are inherently uncertain, page 17

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Ms. Kathryn McHale
July 25, 2006
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                                                           DANIEL W. SMALL, ESQ.
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COMMENT 2.        We note your response to prior comment 14. The disclosure
                  in this subsection appears to be more appropriate as part of the following section "Cautionary Note Concerning Forward Looking Statements" rather than Risk Factors. Please move this section so that it appears as part of the following section.

Response:         We have deleted the specified risk factor and revised slightly the "Cautionary Note" section in response to this comment.

Exhibits

Tax Opinions, Exhibit 8.1 and 8.2

COMMENT 3.        We note that you changed Section VIII of each opinion to
                  limit who may rely on your opinions. Please make it clear that shareholders of the banks and MBI, and not just their Boards, can rely on your opinion.

Response:         Special tax counsel has revised the opinions to clarify that all non-excluded shareholders of the banks and of the Holding
                  Company may rely on the applicable bank's opinion.

Pro Forma Adjustments, page 87

COMMENT 4.        We note your response to comment 32 from our letter dated
                  June 23, 2006. Please revise to disclose the types of costs directly resulting from the transaction that will be incurred and the reason they will be incurred equally over the next five years. Also, tell us why you do not consider theses charges to be recurring charges which would be included in the pro forma financial information.

Response:         The estimated costs to be incurred are for legal, accounting, consulting and printing costs. They are one time charges and were considered immaterial for proforma adjustments. Footnote seven has been revised to remove the wording regarding the five years and to further discuss the nature of the charges.

                  Footnote 7 has been revised as follows:

                  (7) Estimated costs associated with the joint proxy statement and prospectus which are being shared equally between PrimeTrust Bank and Bank of the South are not considered material to the proforma balance sheet. The estimated costs related to the proposed transaction are $500,000, primarily comprised of legal, accounting, outside professionals (tax and fairness opinions), EDGAR filing preparation costs and printing and mailing costs. These are considered one-time, non-recurring costs related to this transaction.


PrimeTrust Bank Financial Statements

Note (1) Summary of Significant Accounting Policies

(E) Allowance for Loan Losses, page F-10

COMMENT 5.        We note your response to comment 39 from our letter dated
                  June 23, 2006. It is still not clear to us how estimated losses on off-balance sheet items are classified in your balance sheet and income statement. Please revise to clearly describe how you classify estimated losses on off-balance sheet items in your balance sheet and income statement.

Response:         As of all reporting periods presented it was determined that the amount was immaterial. However, for informational purposes, please note that a reserve of $10,000 had been established in 2004, an amount that the Bank's regulatory examiners did not question. The provision to establish the $10,000 allowance was recorded in 2004 in an expense account separate from the loan loss provision. There has been no provision recognized related to the liability since 2004 and the $10,000 allowance as of December 31, 2005 and March
                  31, 2006 was included in other liabilities.


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Ms. Kathryn McHale
July 25, 2006
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                                                           DANIEL W. SMALL, ESQ.
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Note (16) Series A Preferred Stock, page F-28

COMMENT 6.        We note your response to comment 41 from our letter dated
                  June 23, 2006. We have the following comments related to your series A preferred stock:

                  See Response to Comment 9 below.

COMMENT 7.        Please tell us if you believe the preferred shares were
                  conditionally redeemable. Refer to SFAS 150.

Response:         See Response to Comment 9 below.


COMMENT 8.        Please tell us if you believe redemption of the shares is
                  not solely within your control. Refer to EITF Topic D-98.

Response:         See Response to Comment 9 below.


COMMENT 9.        Please tell us how you considered paragraphs 7 and 26 of EITF
                  Topic D-98 in your accounting determinations.

Response:         We respond to Comments 6 throught 9 as follows:

                  The provisions of SFAS 150 and EITF D-98 were considered in determining the classification of the preferred stock as equity versus a liability. In particular, EITF D-98 para. 2 was considered and it was determined that none of the criteria were met to classify this preferred stock as redeemable. The criteria were considered as follows:

                      Para. 2 "requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable. . .

                          (1) at a fixed or determinable price on a fixed or determinable date,

                          (2)   at the option of the holder, or

                          (3) upon the occurrence of an event that is not solely within the control of the issuer."

                  Criteria (1) is not applicable as the preferred stock is not mandatorily redeemable.

                  Criteria (2) is not applicable as the holder has no put or any other redemption rights.

                  When considering Criteria (3), EITF D-98 para. 7 was considered because the board of directors, who also were the holders of the preferred stock, could vote to redeem the shares. However, offsetting this right is the fact that regulatory approval would be required before the shares could be redeemed. In order to finalize this transaction, the Bank had to ask for regulatory approval to 1) issue the shares, and
                  2) ensure the proceeds of the preferred stock offering would be counted as equity for regulatory capital purposes. The banking regulators did respond positively that the proceeds would be treated as regulatory capital but also placed a restriction on redeeming the preferred stock without regulatory approval. Based on these specific facts and circumstances it was concluded that the preferred stockholders/board of directors could not unilaterally approve a redemption and the ability of the board of directors to redeem the shares was effectively removed as the Company not the Board would be required to request regulatory approval; thus Criteria (3) was not applicable specifically within the context of para. 7.

                  In summary, in reaching this conclusion, the following factors were considered:

                  1) The preferred stock was not a mandatorily redeemable security;

                  2) The preferred stock shareholders had no put or redemption rights;

                  3) The Bank was classified as in a de novo status at the time that the preferred stock was issued. As such, the Bank was required to operate in accordance with its initial business plan for three years as approved by the FDIC and the Tennessee Department of Financial Institutions ("TDFI"). Thus, any transactions not in the initial business plan (such as the preferred stock offering and any subsequent full or partial redemption) required the regulatory approvals of both the FDIC and the TDFI, neither of which was assured. But, it was a condition of the issuance of the preferred stock that was approved by the two regulatory agencies, in part, that the preferred stock could be redeemed only if and when such agencies approved such redemption. Note that the restriction imposed by the two regulatory agencies as a condition of approving the issuance of the preferred stock extended beyond the three-year de novo status period;

                  4) The bank regulatory agencies also placed a restriction on paying dividends without the prior approval of both agencies;

                  5) The bank regulatory agencies had the right to veto any issuer proposed redemption of the preferred stock, either in a complete or partial redemption transaction, but neither had any right or obligation to initiate any type of redemption;

                  6) The bank regulatory agencies made a determination in writing that the preferred stock constituted equity rather than debt. This was a critical recognition that the preferred stock could be treated as primary capital by the issuer-bank and, as a result, the issuer-bank treated the preferred stock as equity in its regulatory filings with the FDIC and the TDFI; and

                  7) The board of directors, of course, had a fiduciary duty not to direct the bank to request permission for redemption if such redemption were opposed to the bank's interest. Of course, it was the bank, not the board of directors, which had the right to request redemption, which redemption could occur only with the approval of the bank's primary federal and state regulatory agencies. The fact that the Bank had to request regulatory approval for any board actions did not put the redemption outside of the control of the Bank.

                        Thus the preferred stock was not mandatorily redeemable
                  at the request of any holder or of the board of bank acting together. Such redemption could be approved, but not initiated, only by the FDIC and the TDFI. Under these circumstances, it results that the preferred stock was intended to be equity and was treated as equity by the issuer-bank and its federal and state bank regulatory agencies.

                  Once reaching these conclusions it was determined that these preferred stock instruments do not fall within the scope of SFAS 150 or EITF D-98, para. 26.


Bank of the South Financial Statements

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-87

COMMENT 10.       We note your response to comment 46 from our letter dated
                  June 23, 2006. It is still not clear to us how estimated losses on off-balance sheet items are classified in your balance sheet and income statement. Please revise to clearly describe how you classify estimated losses on off-balance sheet items in your balance sheet and income statement.

Response:         As stated in the footnotes, estimated losses on off-balance sheet items are classified as part of the loan loss reserve unless they are material. If material, the estimated losses on off-balance sheet items are classified as a separate liability. As of all reporting periods provided it was determined that the amount was immaterial (the allowance was $280,000 as of December 31, 2005 or less then .1% on an approximate $375,000,000 balance sheet) and thus is still included in the loan loss reserve and any related provision is included in the provision for loan losses.

Note (2) Loans and Allowance for Possible Loan Losses, page F-96

COMMENT 11.       We note your response to comment 47 from our letter dated
                  June 23, 2006. Please quantify for us the balance of impaired loans acquired in your acquisition, the amount of allowance for loan losses allocated to these loans by acquired bank at the time of the acquisition and tell us how you

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Ms. Kathryn McHale
July 25, 2006
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                                                           DANIEL W. SMALL, ESQ.
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                             subsequent full or partial redemption) required the
                             regulatory approvals of both the FDIC and the TDFI, neither of which was assured. But, it was a condition of the issuance of the preferred stock that was approved by the two regulatory agencies, in part, that the preferred stock could be redeemed only if and when such agencies approved such redemption. Note that the restriction imposed by the two regulatory agencies as a condition of approving the issuance of the preferred stock extended beyond the three-year de novo status period;

                  4) The bank regulatory agencies also placed a restriction on paying dividends without the prior approval of both agencies;

                  5) The bank regulatory agencies had the right to veto any issuer proposed redemption of the preferred stock, either in a complete or partial redemption transaction, but neither had any right or obligation to initiate any type of redemption;

                  6) The bank regulatory agencies made a determination in writing that the preferred stock constituted equity rather than debt. This was a critical recognition that the preferred stock could be treated as primary capital by the issuer-bank and, as a result, the issuer-bank treated the preferred stock as equity in its regulatory filings with the FDIC and the TDFI; and

                  7) The board of directors, of course, had a fiduciary duty not to direct the bank to request permission for redemption if such redemption were opposed to the bank's interest. Of course, it was the bank, not the board of directors, which had the right to request redemption, which redemption could occur only with the approval of the bank's primary federal and state regulatory agencies. The fact that the Bank had to request regulatory approval for any board actions did not put the redemption outside of the control of the Bank.

                        Management considered the spirit and intent of EITF
                  D-98 but based on the factors previously discussed and particularly the regulatory restrictions, it was deemed the Boards ability to trigger a redemption outside the control of the Bank was negated. Under these circumstances, it results that the preferred stock was intended to be equity and was treated as equity by the issuer-bank and its federal and state bank regulatory agencies.

                  Once reaching these conclusions it was determined that these preferred stock instruments do not fall within the scope of SFAS 150 or EITF D-98, para. 26.


Bank of the South Financial Statements

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-87

COMMENT 10.       We note your response to comment 46 from our letter dated
                  June 23, 2006. It is still not clear to us how estimated losses on off-balance sheet items are classified in your balance sheet and income statement. Please revise to clearly describe how you classify estimated losses on off-balance sheet items in your balance sheet and income statement.

Response:         As stated in the footnotes, estimated losses on off-balance sheet items are classified as part of the loan loss reserve unless they are material. If material, the estimated losses on off-balance sheet items are classified as a separate liability. As of all reporting periods provided it was determined that the amount was immaterial (the allowance was $280,000 as of December 31, 2005 or less then .1% on an approximate $375,000,000 balance sheet) and thus is still included in the loan loss reserve and any related provision is included in the provision for loan losses.


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Ms. Kathryn McHale
July 25, 2006
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                                                           DANIEL W. SMALL, ESQ.
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Note (2) Loans and Allowance for Possible Loan Losses, page F-96

COMMENT 11.       We note your response to comment 47 from our letter dated
                  June 23, 2006. Please quantify for us the balance of impaired loans acquired in your acquisition, the amount of allowance for loan losses allocated to these loans by acquired bank at the time of the acquisition and tell us how you accounted for this allowance in your purchase accounting.

Response:         There were no impaired loans acquired in the acquisition.
                  Thus there was no allocation of the loan loss to these loans.
                  As previously stated, it is not practical to specifically allocate the credit quality adjustment to specific loans in a financial institution. However, to have no credit allowance would be inconsistent with safe and sound banking practices.
                  We believe that having no allowance would be unacceptable to our bank regulators. The carryover of the allowance after adjusting for impaired loans (which there were none in this situation) is consistent with other bank acquisition filings with the SEC that we have reviewed. Any deterioration of credit quality since acquisition would be accounted for as an increase in the allowance for loan losses and a charge to the provision for loan losses.



         We trust that the foregoing is responsive to the Staff's thoughtful comments. I apologize in advance if I have misunderstood any of the Staff's comments. Please contact the undersigned at (615) 519-6000 as soon as possible to discuss any clarification that we might provide. The accounting Staff may, in its discretion, speak directly with the registrant's Chief Financial and Accounting Officer, Jason K. West, at (615) 662-6028 or its independent registered public accountants, Maggart & Associates, P.C., at (615) 252-6100, by calling for either Stephen M. Maggart or P. Jason Ricciardi. Thank you for your assistance.

                                                     Very truly yours,

                                                     /s/ Daniel W. Small

                                                     Daniel W. Small


cc:      Gary L. Scott, Chairman
         David Major, President
         Stephen M. Maggart, Maggart & Associates, P.C.
         P. Jason Ricciardi, Maggart & Associates, P.C.